Exhibit 16.1

April 28, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read the statements made by EHang Holdings Limited in Item 16F in its Form 20-F dated April 28, 2022 and are in agreement with the statements contained in the first to fifth paragraphs of Item 16F with reference to us therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the material weaknesses, included in the fourth paragraph of Item 16F, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2019 and 2020 financial statements, respectively.

/s/ Ernst & Young Hua Ming LLP
Shanghai, the People’s Republic of China